EXHIBIT B

OFFER TO PURCHASE

PEACHTREE ALTERNATIVE STRATEGIES FUND

Institutional Shares

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

OFFER TO PURCHASE SHARES IN AN AMOUNT UP TO 20% OF OUTSTANDING INSTITUTIONAL SHARES AT NET ASSET VALUE

DATED OCTOBER 15, 2021

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

11:59 P.M., EASTERN TIME, ON NOVEMBER 17, 2021

UNLESS THE OFFER IS EXTENDED

To the Shareholders of Institutional Shares of Peachtree Alternative Strategies Fund:

Peachtree Alternative Strategies Fund (the “Fund”) is offering to purchase up to 20% of the net asset value of the Fund’s Institutional Shares (“Shares”) from shareholders of that class (“Shareholders”) on the terms set forth in this Offer to Purchase and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”). The net asset value of the Shares will be calculated for this purpose as of December 31, 2021 or, if the Offer is extended, as of a later date determined by the Fund’s Board of Trustees (in each case the “Valuation Date”). This Offer is being made to all Shareholders. Shares are not traded on any established trading market and are subject to strict restrictions on transferability set forth in the Fund’s Agreement and Declaration of Trust.

Shareholders should realize that the value of the Shares tendered in the Offer is expected to change between August 31, 2021 (the last time net asset value was calculated) and the Valuation Date. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of tendered Shares will remain subject to the Fund’s investment risks set forth in the Fund’s prospectus (as it may be amended, modified or otherwise supplemented from time to time).

The Fund calculates its net asset value monthly. Any tendering Shareholders that desire to obtain the most recently calculated net asset value of their Shares may contact the Fund at 1-800-657-3812, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time) or by mail at one of the addresses listed below. Shareholders desiring to tender all or portions of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to the Fund in the manner set forth in Section 4 of this Offer.

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IMPORTANT

None of the Fund, its investment adviser, or its Board of Trustees makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund as follows:

For Certified Mail, Return Receipt Requested:

Peachtree Alternative Strategies Fund

Institutional Shares

PO Box 46707

Cincinnati, OH 45246-0707

For Overnight Mail:

Peachtree Alternative Strategies Fund

Institutional Shares

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Phone: (800) 657-3812

Fax: (513) 587-3438

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TABLE OF CONTENTS

SUMMARY TERM SHEET	1
1. BACKGROUND AND PURPOSE OF THE OFFER.	3
2. OFFER TO PURCHASE AND PRICE.	4
3. AMOUNT OF TENDER.	4
4. PROCEDURE FOR TENDERS.	5
5. WITHDRAWAL RIGHTS	5
6. PURCHASES AND PAYMENT.	6
7. CERTAIN CONDITIONS OF THE OFFER.	7
8. CERTAIN INFORMATION ABOUT THE FUND.	8
9. CERTAIN FEDERAL TAX CONSEQUENCES.	12
10. MISCELLANEOUS.	13
ANNEX A - Financial Statements	14

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SUMMARY TERM SHEET.

•	Peachtree Alternative Strategies Fund (the “Fund”) is offering to purchase up to 20% of the net asset value of the Fund’s Institutional Shares (“Shares”) that are tendered by shareholders of that class (“Shareholders”) and not withdrawn consistent with the terms of the Offer to Purchase and the Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”). The Offer is being made to all Shareholders.

•	The net asset value of the Shares will be calculated for this purpose as of December 31, 2021 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee” and collectively, the “Board”) shall determine (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares). The Fund requires that a tendering Shareholder tender a minimum of $10,000 worth of Shares. A Shareholder tendering only a portion of its Shares for purchase will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may reduce the amount to be repurchased so that value of the Shareholder’s account is at least $25,000 or the Fund may repurchase all of the Shareholder’s Shares.

•	Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given cash or a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to one or more payments in cash totaling one hundred percent (100%) of the unaudited net asset value of the Shares. Shareholders tendering less than all of their Shares will generally receive payment within forty-five (45) calendar days after the Valuation Date, or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Fund’s prospectus, as may be amended from time to time (the “Prospectus”)) to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later. In the case of a full repurchase of a Shareholder’s Shares, an initial payment (the “Initial Payment”) will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) forty-five (45) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds in order to fund the repurchase. A second and final payment (which will not be credited for interest) in respect of the Note (the “Final Payment”) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in the withdrawal of proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

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•

If the Fund accepts the tender of all or a portion of a Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings. The Fund does not currently intend to use borrowings to pay for the purchase of Shares pursuant to the Offer.

•	The Offer remains open to Shareholders until 11:59 P.M., Eastern Time, on November 17, 2021, or any date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. Shareholders will also have the right to withdraw tenders of their Shares at any time after forty (40) business days from the commencement of the Offer if their Shares have not yet been accepted for purchase by the Fund on or before that date.

•	If a Shareholder would like the Fund to purchase all of its Shares or any portion of its Shares, it should complete, sign and either: (i) mail or otherwise deliver a Letter of Transmittal, enclosed with this Offer, to Peachtree Alternative Strategies Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to Peachtree Alternative Strategies Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (ii) fax it to the Fund at 1-513-587-3438, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date. IF THE SHAREHOLDER ELECTS TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME, ON THE EXPIRATION DATE. The value of Shares is expected to change between August 31, 2021 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date. Shareholders may obtain the net asset value of their Shares, which the Fund calculates monthly, by contacting the Fund at 1-800-657-3812 or at one of the addresses or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

•	If Shareholders tender for purchase more Shares than the Fund is offering to purchase during the offering period, the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

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•	Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel or amend this Offer or postpone the acceptance of Shares tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date. Also realize that although the Offer expires on the Expiration Date, a Shareholder that tenders all or a portion of its Shares will remain a Shareholder in the Fund with respect to the Shares tendered notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase through the Valuation Date. Accordingly, the value of tendered Shares remains subject to the investment risks of the Fund as set forth in the Prospectus until the Valuation Date.
1. BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Prospectus and the Fund’s Agreement and Declaration of Trust dated August 10, 2016 (the “Trust Instrument”). The Prospectus and the Subscription Agreement executed by each Shareholder, each of which were provided to each Shareholder prior to subscribing for Shares, provide that the Board has the discretion to determine whether the Fund will purchase Shares from time to time pursuant to written tender offers. The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter). Because there is no secondary trading market for the Shares and transfers of Shares are limited by the terms of the Prospectus and the Trust Instrument, the Board has determined, after consideration of various matters, including, but not limited to those set forth in the Prospectus, that the Offer is in the best interests of Shareholders.

The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from the payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments. The Fund believes, however, that this result is unlikely. To raise the necessary cash to purchase Shares pursuant to the Offer, HB Wealth Management, LLC (“Adviser”) expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Portfolio Fund liquidity restrictions and withdrawal notification requirements. The liquidation of Fund investments, including but not limited to Portfolio Funds, earlier than the Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders subsequent to the date of this Offer.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Prospectus and Trust Instrument.

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2. OFFER TO PURCHASE AND PRICE.

Subject to the terms set forth in the Offer, the Fund will purchase up to 20% of the net asset value of the Shares tendered by Shareholders by 11:59 P.M., Eastern Time, on the Expiration Date and that are not withdrawn. The Offer is being made to all Shareholders.

The purchase price of Shares tendered to and accepted by the Fund for purchase will be their net asset value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Shares equals that net asset value divided by the number of the then issued and outstanding Shares.

The purchase price of a Share is payable as set forth in Section 6 of this Offer.

As of the close of business on September 1, 2021, there were approximately 1,968,986.194 outstanding shares and the net asset value of the Fund was approximately $219,719,169.39 (based on the net asset value of such Shares). Shareholders may obtain monthly net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Portfolio Funds, information received from the Portfolio Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or one of the addresses set forth on page ii, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

3. AMOUNT OF TENDER.

A Shareholder may tender all of its Shares or a portion of its Shares (defined as a specific dollar value or a number of Shares). The Offer is being made to all Shareholders.

The Fund requires that a tendering Shareholder tender a minimum of $10,000 worth of Shares. A Shareholder tendering only a portion of its Shares for purchase will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may reduce the amount to be repurchased so that value of the Shareholder’s account is at least $25,000 or the Fund may repurchase all of the Shareholder’s Shares.

Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund. If the number of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of this Offer is less than or equal to 20% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date), the Fund will, subject to the terms of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of this Offer. If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of this Offer exceeds 20% of the net asset value

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of the Shares (based on the net asset value per Share as of the Valuation Date), the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

4. PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to Peachtree Alternative Strategies Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to Peachtree Alternative Strategies Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) faxing it to the Fund at 1-513-587-3438. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or fax, no later than 11:59 P.M. on the Expiration Date. The Letter of Transmittal is enclosed herewith.

The Fund recommends that all documents be submitted to the Fund via certified mail, return receipt requested, overnight mail, or by facsimile transmission. A Shareholder electing to fax a Letter of Transmittal to the Fund must also send or deliver the original completed and executed Letter of Transmittal to the Fund promptly thereafter. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund’s transfer agent, Ultimus Fund Solutions, LLC (“Ultimus”) at the number and addresses above. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares including but not limited to the failure of the Fund to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any and all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the right to waive any of the terms of the Offer or any defect of any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms of the Offer will be final and binding, unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, Ultimus, the Fund’s administrator, fund accountant, and transfer agent or the Board shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur liability for failure to give such notice.

5. WITHDRAWAL RIGHTS

Any Shareholder tendering Shares pursuant to this Offer may withdraw such tender at any time before 11:59 P.M., Eastern Time on the Expiration Date, and at any time after forty (40) business days from the commencement of the Offer, assuming such Shareholder’s Shares have not been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mailing or otherwise delivering a Notice of Withdrawal, enclosed with this Offer, to Peachtree Alternative Strategies Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to Peachtree Alternative Strategies Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

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(for overnight mail); or (b) faxing it to the Fund at 1-513-587-3438 A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, the Shares may be tendered again prior to the Expiration Date by following the procedures set forth in Section 4 of this Offer. The Notice of Withdrawal of Tender is enclosed herewith.

All questions as to the validity, form, eligibility (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

6. PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares. The purchase price of the Shares tendered to and accepted for purchase by the Fund will be the net asset value thereof as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Share equals that net asset value divided by the number of the then issued and outstanding Shares.

Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given cash or a non-interest bearing, non-transferable promissory note entitling the Shareholder to one or more payments in cash totaling one hundred percent (100%) of the unaudited net asset value of the Shares.  Shareholders tendering less than all of their Shares will generally receive payment within forty-five (45) calendar days after the Valuation Date, or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Prospectus) to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later.  In the case of a full repurchase of a Shareholder’s Shares, an initial payment will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) forty-five (45) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds in order to fund the repurchase.  A second and final payment (which will not be credited for interest) in respect of the Note will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment.  Unless the existence of changes in tax or other laws or regulations, delays in the withdrawal of proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant. The Note will be held for the Shareholder by Ultimus, the Fund’s transfer agent.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 20% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date), will be derived from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c)

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possible borrowing. Neither the Fund nor the Board has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (a) additional funds contributed to the Fund by existing or new Shareholders; and (b) from a liquidation of a portion of the Fund’s portfolio assets.

7. CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of December 31, 2021, or, if the Offer is extended beyond the Expiration Date, the purchase price of Shares tendered by any Shareholder will be the net asset value as of such later date as the Board will determine. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.

The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the U.S. that is material to the Fund; (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the U.S. that is material to the Fund; (vi) material change in the NAV of the Fund from the NAV of the Fund as of commencement of the Offer; or (vii) any other event or condition that would have a material adverse effect on the Fund or its investors if Shares tendered pursuant to the Offer were purchased; or (c) the Board determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

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8. CERTAIN INFORMATION ABOUT THE FUND.

The Fund is the sole series of a Delaware statutory trust of the same name that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. The principal executive office of the Fund is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and the telephone number is 1-800-657-3812.

Shares are registered under the Securities Act of 1933, as amended. Shares, however, are not traded on any established trading market, and the transfer thereof is strictly limited by the terms of the Prospectus and the Trust Instrument.

The investment adviser of the Fund is HB Wealth Management, LLC. Homrich & Berg, Inc. (“H&B”) and NMSEF I Holdings V, L.P. (“NMSEF”) are the controlling principals of the Adviser. The following table sets forth the executive officers and managers of the Adviser:

Andrew Berg	Chief Executive Officer of the Adviser
Adam Fuller	Manager of the Adviser
Andrew Klepchick	Manager of the Adviser
William Bolen	Manager of the Adviser
Thomas Carroll	Manager of the Adviser
Peter Masucci	Manager of the Adviser
Robert Mulcare	Manager of the Adviser
Robert Roberts	Manager of the Adviser
Christopher Casdia	Chief Compliance Officer of the Adviser
Kyle Glenn	Chief Operating Officer of the Adviser
James Hennessy	Chief Financial Officer of the Adviser

The principal executive office of the Adviser is located at 3550 Lenox Road NE, Atlanta, Georgia 30326 and its telephone number is 1-404-264-1400.

The Fund’s Trustees are Stephanie Lang, Catherine Abely and Conrad Ciccotello. The Fund’s Principal Executive Officer, Principal Financial Officer and Chief Compliance Officer are Ford Donohue, Zachary Richmond and Martin Dean, respectively. The address of the Trustees and the officers is C/O Peachtree Alternative Strategies Fund, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

As of the date of this Offer to Purchase, except as described below, the Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, or members of the Board, or in the management

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of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month and from time to time in the discretion of the Board, or the disposition of Shares (other than pursuant to tender offers to repurchase Shares approved by the Board); or (vii) any changes in the Trust Instrument or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Investment Adviser Change in Control

H&B, the Fund’s former investment adviser, entered into an agreement to sell a minority ownership interest in its firm to NMSEF (as successor to New Mountain Strategic Equity Fund I, L.P. by assignment) and NMC HB, Inc. (“NMCHB”), both of which are affiliates of New Mountain Capital, LLC, a growth-oriented investment firm with over $30 billion in assets under management (NMSEF and NMCHB are hereinafter collectively referred to as “New Mountain”). To effectuate this agreement, H&B created a new subsidiary, HBWM, and contributed substantially all of its assets to HBWM in exchange for a majority ownership interest (59.15%) in HBWM, with other legacy owners of H&B owning an additional 0.85% interest in HBWM through an entity known as HB Legacy Owners LLC. NMSEF and NMCHB then invested in HBWM in exchange for a minority ownership interest in HBWM (NMSEF 38.82% and NMCHB 1.18%) (the “New Mountain Transaction”). In connection with these transactions, HBWM assumed the rights and obligations formerly held by H&B. The New Mountain Transaction closed on September 30, 2021, and HBWM now serves as the interim investment adviser to the Fund pursuant to an interim investment advisory agreement between the Fund and HBWM (the “Interim Advisory Agreement”) that was approved by the Board at a meeting held on September 22, 2021 (the “Meeting”).

Under the 1940 Act, which applies to the Fund, a person or entity that owns more than 25% of the voting interest in a company is presumptively deemed to be a control person of that company, while a person or entity that owns 25% or less of the voting interest in a company is presumptively deemed not to be a control person of that company. Prior to the New Mountain Transaction, Andrew Berg, H&B’s Chief Executive Officer and Founder, was H&B’s only presumptive control person based on his greater than 25% voting ownership percentage. On or about October 1, 2021, Mr. Berg sold some of his voting interests in H&B to other H&B employees such that his voting ownership interest in H&B decreased to below 25% (the “H&B Internal Transactions”). Consequently, following the New Mountain Transaction and the H&B Internal Transactions (collectively referred to as the “Transactions”), Mr. Berg is no longer a presumptive control person of H&B by virtue of his ownership interest in H&B. In addition, because Mr. Berg does not indirectly own a greater than 25% ownership interest in HBWM, he is not a presumptive control person of that entity. H&B and NMSEF are HBWM’s only presumptive direct or indirect control persons by virtue of their voting ownership interests in HBWM. New Mountain Strategic Investments GP I, LLC, which serves as the General Partner of NMSEF, likely would also be viewed as a control person of NMSEF by virtue of that relationship, and therefore also may be

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viewed as an indirect control person of HBWM. No other person or entity owns a greater than 25% ownership interest in NMSEF.

HBWM does not expect any interruption of the Fund’s daily business as a result of the consummation of the Transactions. The Fund’s portfolio managers, Ford Donohue and Stephanie Lang, will continue managing the Fund without interruption and there will be no changes to the Fund’s portfolio management, investment objectives, principal investment strategies or principal risks.

Investment Advisory Agreements and Expense Limitation Agreements

Pursuant to the investment advisory agreement between the Fund and H&B in effect prior to September 30, 2021 (the “Previous Advisory Agreement”), H&B served as investment adviser to the Fund. Because the 1940 Act presumptively defines the owner of a greater than 25% voting interest in a company as a control person of that company, the consummation of the Transactions resulted in a change of control of H&B. Under the 1940 Act and the terms of the Previous Advisory Agreement, the consummation of the Transactions constituted an assignment of the Previous Advisory Agreement, resulting in its immediate termination.

At the Meeting, the Board approved the Interim Advisory Agreement. Under the Interim Advisory Agreement, which became effective on September 30, 2021, HBWM provides the same advisory services to the Fund on the same terms provided under the Previous Advisory Agreement. There are no changes to the management fees (other than with respect to the provision which provides that the compensation earned under the Interim Advisory Agreement will be held in an interest-bearing escrow account as required by Rule 15a-4 under the 1940 Act), investment objectives, or principal investment strategies of the Fund or the composition of the Fund’s portfolio management team.

At the Meeting, the Board also approved a new investment advisory agreement (the “New Advisory Agreement”) between the Fund and HBWM, which will be submitted to the shareholders of the Fund for approval at a shareholder meeting called for that purpose. A proxy statement, along with a notice of the shareholder meeting and a proxy ballot with more information regarding the Transactions and the New Advisory Agreement, will be mailed to shareholders of the Fund in October 2021. The shareholder meeting is anticipated to take place in November 2021. The Interim Advisory Agreement will terminate upon the earlier of (i) February 27, 2022; or (ii) the date of approval of the New Advisory Agreement by the shareholders of the Fund.

In addition, at the Meeting, the Board also approved an interim expense limitation agreement (the “Interim ELA”), and a new expense limitation agreement (the “New ELA”) between the Fund and HBWM because the previous expense limitation agreement for the Fund (the “Previous ELA”) terminated with the termination of the Previous Advisory Agreement, and the Interim ELA will terminate with the termination of the Interim Advisory Agreement. The substantive terms of the Interim ELA and the New ELA are identical to those of the Previous ELA, other than the dates of effectiveness. The Interim ELA became effective on September 30, 2021, and the New ELA will be entered into upon shareholder approval of the New Advisory Agreement.

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As of October 1, 2021, the Fund, the Adviser, any Trustee, any Officer, and any person controlling the Fund or the Adviser held (or had interest in) the below referenced Shares:[1]

Name	Relationship to Fund	Shares Held	% of Outstanding Shares
Andrew Berg	Chief Executive Officer of the Adviser	21,133.702[1]	1.07%
Adam Fuller	Manager of the Adviser	3,186.879[2]	Less than 1%
Stephanie Lang	Trustee of the Fund	498.956[3]	Less than 1%
Ford Donohue	President of the Fund	250.708[4]	Less than 1%

1. Mr. Berg is the direct beneficial owner of 21,133.702 shares.

2. Mr. Fuller is the direct beneficial owner of 3,186.879 Shares held in a 401(k) account for his benefit in the name of the Adviser.

3. Ms. Lang is the direct beneficial owner of 498.956 Shares held in a 401(k) account for her benefit in the name of the Adviser.

4. Mr. Donohue is the direct beneficial owner of 250.708 Shares held in a 401(k) account for his benefit in the name of the Adviser.

To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender Shares pursuant to the Offer. Any Shares to be purchased from any Trustee, officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Trustee or any person controlling the Fund or the Adviser; and (b) any other person, with respect to the Shares, except as described above in “Investment Adviser Change in Control”.

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

The Fund previously offered to repurchase Shares as of September 30, 2021. Shares with a total value of approximately $3,772,726 (based on the most recent net asset value calculated by the Fund) were tendered pursuant to that offer.

The Fund issues and repurchases Institutional Shares in the ordinary course of business. During the past 60 days, there were no transactions in Shares by the Fund, the Adviser, any Trustee, any Officer, or any person controlling the Fund or the Adviser.

[1] Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.

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9. CERTAIN FEDERAL TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

 Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A

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tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange.

10. MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and telephone number set forth on page ii or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov.

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ANNEX A - Financial Statements

The Fund commenced operations on January 3, 2017.  The following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, are incorporated by reference in their entirety into this Offer:

Audited financial statements for the fiscal year ended April 30, 2021 previously filed via EDGAR on Form N-CSR on July 6, 2021;

Unaudited financial statements for the semi-annual fiscal period ended October 31, 2020 previously filed via EDGAR on Form N-CSR on January 5, 2021;

Audited financial statements for the fiscal year ended April 30, 2020 previously filed via EDGAR on Form N-CSR on July 2, 2020; and

Unaudited financial statements for the semi-annual fiscal period ended October 31, 2019 previously filed via EDGAR on Form N-CSR on January 3, 2020.

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